Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form N-2 of our report dated April 25, 2007, relating to the statement of assets and liabilities, including the schedule of investments, and the related statements of operations, of changes in net assets and of cash flows of Plainfield Direct Inc. (the “Company”) at December 31, 2006, and the results of its operations, the changes in its net assets and its cash flows for the period April 1, 2006 (commencement of operations) through December 31, 2006. We also consent to the references to us under the heading “Risks Relating to this Offering” and “Independent Registered Public Accounting Firm” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

New York, New York

October 12, 2007